UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-40805

VersaBank

(Exact name of registrant as specified in its charter)

140 Fullarton Street, Suite 2002

London, Ontario N6A 5P2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

On December 13, 2023, VersaBank issued a press release regarding fourth quarter and year end 2023 results and press release regarding dividends as well as executed Form 52-109F1 certificates of annual filings by its CEO and CFO, copies of which are furnished as Exhibit 99.1, 99.2, 99.3 and 99.4 to this Report of Foreign Private Issuer on Form 6-K.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: December 13, 2023	By:	/s/ Brent T. Hodge
		Name:	Brent T. Hodge
		Title:	General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 13, 2023 titled “VersaBank Reports Record Fourth Quarter and Fiscal 2023 Financial Results”.
99.2	Press Release dated December 13, 2023 titled “VersaBank Declares Dividends”.
99.3	VersaBank – Form 52-109F1 Certification of Annual Filings by CEO (pursuant to Canadian regulations).
99.4	VersaBank – Form 52-109F1 Certification of Annual Filings by CFO (pursuant to Canadian regulations).